Exhibit 12
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	2012	2013	2014	2015	2016
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,291	$1,260	$1,016	$1,115	$1,084
Add: Fixed charges	115	113	123	125	128
Total earnings available for fixed charges	$1,406	$1,373	$1,139	$1,240	$1,212
Fixed charges:
Interest expense (1)	$64	$64	$75	$77	$81
Interest portion of rental expense	51	49	48	48	47
Total fixed charges	$115	$113	$123	$125	$128
RATIOS OF EARNINGS TO FIXED CHARGES	12.23	12.15	9.26	9.92	9.47
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness